EXHIBIT 8.1

List of Subsidiaries

AU Optronics Corp., a corporation organized under the laws of the Republic of China, which has seven subsidiaries:

     (i)  AU Optronics (L) Corp., a corporation organized under the laws of Malaysia.

     (ii)  AU Optronics Corporation America, a corporation organized under the laws of California, United States of America.

     (iii)  AU Optronics (Suzhou) Corp., a corporation organized under the laws of People's Republic of China.

     (iv)  AU Optronics Corporation Japan, a corporation organized under the laws of Japan.

     (v)  Konly Venture Corp., a corporation organized under the laws of the Republic of China.

     (vi)  AU Optronics Korea Ltd., a corporation organized under the laws of South Korea.

     (vii)  AU Optronics Europe B.V., a limited liability company incorporated under the laws of the Netherlands.